UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File No. 001-02217

COCA-COLA REFRESHMENTS BARGAINING EMPLOYEES’ 401(k) PLAN
(Full title of the plan)

THE COCA-COLA COMPANY
(Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza
Atlanta, Georgia 30313
(Address of the plan and address of issuer’s principal executive offices)

COCA-COLA REFRESHMENTS

BARGAINING EMPLOYEES’ 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2015 and 2014

and for the Year Ended December 31, 2015

with Report of Independent Registered Public Accounting Firm

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

To The Coca-Cola Company

Benefits Committee

The Coca-Cola Company

Atlanta, Georgia

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Coca-Cola Refreshments Bargaining Employees’401(k) Plan (the “Plan”) as of December 31, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Financial Accounting Standards Board issued revised accounting standards relative to disclosures for certain investments. The Plan elected to early adopt the new standards and change the disclosures for investments for which the fair value is measured using the net asset value as a practical expedient and the disclosures for fully benefit-responsive investment contracts, as of December 31, 2015 and 2014. Our opinion is not modified with respect to these matters.

The supplemental schedule of assets held has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BANKS, FINLEY, WHITE & CO.

College Park, Georgia

June 28, 2016

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014

Assets
Investments in Master Trust, at fair value (Note 3)	$86,860,666	$97,989,524
Investments in Master Trust, at contract value (Note 3)	16,863,117	18,639,299
Notes receivable from Participants	5,811,427	6,462,233
Net assets available for benefits	$109,535,210	$123,091,056

See accompanying notes to the financial statements.

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Bargaining Employees’ 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions to net assets attributed to:
Investment income from the Master Trust	$1,089,485
Interest income from notes receivable from Participants	215,563
Employer contributions	1,050,257
Participant contributions	5,472,521
Total additions	7,827,826
Deductions from net assets attributed to:
Distributions to Participants	(20,687,623)
Administrative expenses	(129,265)
Total deductions	(20,816,888)
Net decrease in net assets before transfers	(12,989,062)
Transfers to related plan (Note 1)	(566,784)
Net decrease in net assets available for benefits	(13,555,846)
Net assets available for benefits:
Beginning of year	123,091,056
End of year	$109,535,210

See accompanying notes to the financial statements.

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Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 1 – Description of Plan

The following description of the Coca-Cola Refreshments Bargaining Employees’ 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for a more comprehensive description of the Plan’s provisions.

General

The Plan is sponsored by Coca-Cola Refreshments USA, Inc. (the “Company”), which is a wholly owned subsidiary of The Coca-Cola Company (“TCCC”). The Plan was formed effective July 1, 1984 and amended and restated effective January 1, 2002. The Plan is a defined contribution plan covering certain bargaining employees of the Company, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Administration

The Plan is administered by The Coca-Cola Company Benefits Committee (the “Committee”) which, as Plan Administrator, has substantial control of and discretion over the administration of the Plan. The Plan Administrator has engaged a third party, Mercer HR Services LLC, to provide recordkeeping and administrative services.

Transfers to Related Plan

During 2015, the Plan transferred account balances totaling $566,784 for participants whose employment status with the Company changed from bargaining to non-bargaining. These participants elected to transfer their account balances from the Plan to The Coca-Cola Company 401(k) Plan.

Eligibility

Each employee who is eligible for the Plan under the terms of a collective bargaining agreement negotiated between the Company and such bargaining unit shall become a participant on the entry date (the first day of the calendar quarter following date of hire) at which time the participant may elect to begin compensation deferrals, unless otherwise defined in the Plan.

Contributions

The Plan allows a participant to contribute 1% to 15% of compensation, unless otherwise defined in the Plan. The Company matches participant contributions as provided for in the various collective bargaining agreements. Contributions are subject to certain Internal Revenue Code (the “Code”) limitations. All contributions are invested as directed by participants.

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Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 1 – Description of Plan (Continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of service.

A participant is 100% vested after three years of credited service, unless otherwise defined in the Plan. All participants become fully vested upon death, total disability or reaching normal retirement age as defined in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions, if any, rollover contributions, if any, and allocations of Plan investment results; however, each account is also charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Notes Receivable from Participants

Participants may borrow from their account balances subject to certain limitations. The following applies to participant loans unless otherwise defined in the Plan:

(a)	The maximum amount that a participant may borrow is the lesser of 50% of their vested account balance or $50,000. The $50,000 maximum is reduced by the participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)	The minimum loan amount is $1,000.

(c)	The loan interest rate is the prime rate, as published in The Wall Street Journal, and is set monthly. The loan’s interest rate is fixed for the life of the loan.

(d)	The loan repayment period is limited to five years for a general purpose loan and 15 years for a loan used to purchase or build a principal residence.

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Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 1 – Description of Plan (Continued)

Employee Stock Ownership Plan

The portion of the Plan invested in common stock of The Coca-Cola Company is designated as an employee stock ownership plan (“ESOP”) within the meaning of Code Section 4975(e)(7). Participants invested in common stock of The Coca-Cola Company may elect to receive their entire dividend amount as a cash payment made directly to them rather than have the dividend amount reinvested in their Plan account. The total amount of dividends paid directly to Participants was $43,735 during 2015.

Withdrawals and Benefit Payments

Distributions of a participant’s fully vested account balance shall be made during the period following his or her retirement, total disability, death or termination of employment.

Distributions to participants shall be made in a single lump sum or a series of installments over a certain period selected by the participant. The amount of distribution under the Plan shall be equal to the participant’s vested account balance.

If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary shall be reduced by the outstanding principal balance of the loan.

Prior to retirement, a withdrawal from the balance of a participant’s pre-tax contribution account would be available for a financial hardship or from a participant’s rollover source within the Plan, unless otherwise defined in the Plan.

North America Refranchising Transactions

In conjunction with implementing a new beverage partnership model in North America, TCCC refranchised territories that were previously managed by the Company to certain of TCCC’s unconsolidated bottling partners. TCCC expects to complete its refranchising by the end of 2017. The refranchising will significantly decrease the number of active participants in the Plan.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue contributions at any time and to terminate the Plan. In the event of Plan termination, all participants become fully vested and shall receive a full distribution of their account balances.

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Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”). See Note 3 for fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded as of the ex-dividend date.

Notes Receivable from Participants

Participant loans, which are classified as receivables, are stated at the unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses

Certain administrative expenses are paid by the Plan, as permitted by the Plan document. All other expenses are paid by the Company.

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Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share (NAV) as a practical expedient. This guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share as a practical expedient. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Plan should apply the amendments retrospectively to all periods presented. Earlier application is permitted. The Plan elected to adopt this new standard for the year ended December 31, 2015 and for the prior year presented. The Plan did not assign a level to the fair values of collective trust funds and Master Trust investment funds as these funds measure fair value using the net asset value per share as a practical expedient.

In July 2015, FASB issued ASU No. 2015-12, Plan Accounting: Defined Contribution Pension Plans (Topic 962) - Part I. Fully Benefit-Responsive Investment Contracts; Part II. Plan Investment Disclosures; and Part III. Measurement Date Practical Expedient. The amendments remove the requirement to:

•	Report fully benefit-responsive investment contracts at fair value. Contract value is the only required measure for fully benefit-responsive contracts.
•	Disclose individual investments held which exceed 5% of net assets available for benefits.
•	Disclose net appreciation in fair value of investments by type of investment held.
•	Disaggregate investments reported in the fair value hierarchy table by class of investment. They may be presented by general type only.

The Plan adopted ASU No. 2015-12 for the year ended December 31, 2015 and for the prior year presented.

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Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans

The Plan participates in The Coca-Cola Company Master Trust for 401(k) Plans (the “Master Trust”) with similar retirement plans sponsored by TCCC and certain other subsidiaries of TCCC, whereby investments are held collectively for all plans by the Trustee. Each participating plan’s investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments. The Plan’s investments include retirement target date funds, equity and fixed income index funds, actively managed equity and fixed income funds, synthetic guaranteed investment contracts, and common stock of The Coca-Cola Company. The investment structures include mutual funds, collective trust funds, Master Trust investment funds, and direct ownership of common stock of The Coca-Cola Company.

The Plan’s investments in the Master Trust were approximately $103.7 million and $116.6 million at December 31, 2015 and 2014, respectively. The Plan’s interest in the net assets of the Master Trust was approximately 2.3% and 2.5% at December 31, 2015 and 2014, respectively. This was determined by comparing the Plan’s investment in the Master Trust to total net assets in the Master Trust.

The following table summarizes the net assets of the Master Trust as of December 31, 2015 and 2014 (in thousands):

	2015	2014
Collective trust funds	$2,090,492	$2,173,484
Mutual funds	156,426	165,710
Master Trust investment funds	632,263	720,574
Common stock	1,284,920	1,267,276
Investments at fair value	4,164,101	4,327,044
Due from broker	137	30
Fully benefit-responsive investment contract at contract value	375,378	369,305
Master Trust net assets	$4,539,616	$4,696,379

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Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The net investment income of the Master Trust for the year ended December 31, 2015 was as follows (in thousands):

Investment income:
Net appreciation in fair value of investments	$16,348
Interest and dividends	49,607
Net investment income	$65,955

Fair Value Measurements

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also established a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

• Level 1 —	Quoted prices in active markets for identical assets or liabilities.

• Level 2 —	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Plan’s valuation methods used to measure fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different methods to determine the fair value of investments could result in different estimates of fair value at the reporting date.

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Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2015, were as follows (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Investments Using NAV Practical Expedient	Total

Common stock (A)	$1,284,920	$—	$1,284,920
Mutual funds (B)	156,426	—	156,426
Collective trust funds (C)	—	2,090,492	2,090,492
Master Trust investment funds (D)	—	632,263	632,263
	$1,441,346	$2,722,755	$4,164,101

(A)	Investments in common stock are in shares of The Coca-Cola Company and are valued using the quoted market price multiplied by the number of shares owned as of the measurement date.

(B)	Investments in mutual funds are valued at the publicly quoted net asset value of each fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(C)	The underlying investments held in the collective trust funds are equity or debt securities held to replicate the performance of a specific equity or bond market index. The collective trust funds are valued at the NAV per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date. These funds have no redemption restrictions.

(D)	The Master Trust investment funds include the US Large Cap Active Equity Fund, US Small-Mid Cap Active Equity Fund, and the US Core-Plus Active Fixed Income Fund. The total value is calculated by multiplying the NAV per share by the number of shares held as of the measurement date. The underlying investments include common stock, preferred stock, mutual funds, collective trust funds and a short-term investment account. These funds have no redemption restrictions.

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Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2014, were as follows (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Investments Using NAV Practical Expedient	Total

Common stock (A)	$1,267,276	$—	$1,267,276
Mutual funds (B)	165,710	—	165,710
Collective trust funds (C)	—	2,173,484	2,173,484
Master Trust investment funds (D)	—	720,574	720,574
	$1,432,986	$2,894,058	$4,327,044

(A)	Investments in common stock are in shares of The Coca-Cola Company and are valued using the quoted market price multiplied by the number of shares owned as of the measurement date.

(B)	Investments in mutual funds are valued at the publicly quoted net asset value of each fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(C)	The underlying investments held in the collective trust funds are equity or debt securities held to replicate the performance of a specific equity or bond market index. The collective trust funds are valued at the NAV per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date. These funds have no redemption restrictions.

(D)	The Master Trust investment funds include the US Large Cap Active Equity Fund, US Small-Mid Cap Active Equity Fund, and the US Core-Plus Active Fixed Income Fund. The total value is calculated by multiplying the NAV per share by the number of shares held as of the measurement date. The underlying investments include common stock, preferred stock, mutual funds, collective trust funds and a short-term investment account. These funds have no redemption restrictions.

During 2015 and 2014 there were no Level 2 or 3 investments.

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Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

Synthetic Guaranteed Investment Contracts

The Master Trust has a separate account (the “account”) which invests primarily in wrapper contracts (also known as synthetic guaranteed investment contracts) and cash equivalents. Contracts within the account are fully benefit-responsive and are therefore reported at contract value on the Statements of Net Assets Available for Benefits. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. As of December 31, 2015, the account consisted of approximately $356,890,000 of wrapper contracts and approximately $18,488,000 of cash equivalents.

In a wrapper contract structure, the underlying investments are owned by the account and held in trust for Plan participants. These contracts wrap a diversified portfolio primarily comprised of corporate and government bonds, and collective trust funds. The account purchases wrapper contracts from an insurance company or bank. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the account for the underlying investments). The issuers of the wrapper contracts provide assurances that the adjustments to the interest crediting rate do not result in a future crediting rate that is less than zero.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

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Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

Transactions with Parties-in-Interest

During the year ended December 31, 2015, the Master Trust had the following transactions relating to common stock of The Coca-Cola Company (in thousands):

	Shares	Fair Value
Purchases	4,047	$169,168
Sales	3,112	$131,735
In-kind distributions	1,086	$44,880
In-kind receipts	45	$1,822
Dividends received	N/A	$39,475

The Master Trust held the following investments in common stock of The Coca-Cola Company as of December 31, 2015 and 2014 (in thousands):

	Shares	Fair Value
December 31, 2015	29,910	$1,284,916
December 31, 2014	30,016	$1,267,276

Note 4 – Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 2, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require the management of the Plan to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Internal Revenue Service is currently auditing the Plan’s operations for 2013 and 2014. The audits remain in the information-gathering stage. To date, we have not been informed of any issues that would jeopardize the Plan’s tax qualification.

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Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 5 – Risks and Uncertainties

The Master Trust invests in various investment securities as directed by participants. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 6 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$109,535,210	$123,091,056
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	183,137	430,989
Net assets available for benefits per Form 5500	$109,718,347	$123,522,045

The following is a reconciliation of investment income from the Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2015:

Investment income from the Master Trust per the financial statements	$1,089,485
Adjustment from contract to fair value for fully benefit-responsive investment contracts:	183,137
Current year
Prior year	(430,989)
Less: Administrative expenses reported at Master Trust level	(129,265)
Investment income from Master Trust per Form 5500	$712,368

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Bargaining Employees’ 401(k) Plan

EIN: 58-0503352       Plan Number: 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2015

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

*	Participants	Loans with interest rates ranging from 3.25% to 8.25%. Maturities through 2029.	$5,811,427

* Parties-in-interest

Note: Column (d) cost is not required for participant-directed investments.

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA REFRESHMENTS BARGAINING
EMPLOYEES’ 401(k) PLAN
(Name of Plan)

By:	/s/ Joseph Pitra
Joseph Pitra
Chairman, The Coca-Cola Company Benefits Committee

Date: June 28, 2016

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm